LEASE RIDER

THIS RIDER, made this 7th day of December, 2007, by and between Next Chapter Resources, LLC, ("Landlord"), and Wellquest, ("Tenant"), to that certain Lease Agreement, dated October 6, 2004 (the "Lease Agreement").

WHEREAS, the parties to this Rider wish to amend the Lease Agreement as follows.

NOW, THEREFORE, in consideration of the premises, promises and covenants herein stated, the parties hereto agree as follows:

1. Tenant will lease the additional 1800 Square Feet; Suite 28 at 3400 SE Macy Road, at the Bentonville Colonnade, Bentonville, Arkansas.
2. The additional Suite 28 lease will commence January 1, 2008.
3. Lease on additional space will Expire July 31, 2011. At which time Tenant and Landlord will have the option to renew.
4. Tenant will be responsible for all Utility cost at Lease commencement.
5. Landlord will allow January 2008, February 2008, and March 2008 rent to be deferred.
6. Rent will commence on April 1, 2008 at $2651.79 per month for the remaining term of the additional lease.
7. Except as otherwise set forth herein, all terms and conditions of the Lease Agreement are in full force and effect, and are reaffirmed in their entirety.
8. **Agency Disclosure:** BY SIGNATURE BELOW, TENANT ACKNOWLEDGES AND AGREES THAT MANAGEMENT REALTY IS ACTING AS A DUAL AGENT OF BOTH LANDLORD AND TENANT IN CONNECTION WITH THIS LEASE

IN WITNESS WHEREOF, the parties have duly executed the foregoing document the day and year first above written.

LANDLORD:

Next Chapter Resources, LLC
an Arkansas limited liability company

By: Tom Muccio
Tom Muccio, President

TENANT:

WellQuest of Arkansas, Inc
a/an Arkansas Corporation
By: Tom Dieringer
Its: President